

07002077

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 MM/DD/YY AND ENDING 12/31/2006 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARCO POLO SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 CENTRE STREET
(No. and Street)

NEW YORK (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

L.C. FORLENZA CPA PC
(Name – *if individual, state last, first, middle name*)

1214 West Boston Post Road (Address) Mamaroneck (City) NY (State) 10543 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

3/1/07 AB 3/6

OATH OR AFFIRMATION

I, CLIFFORD H. GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARCO POLO SECURITIES INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME
THIS 21 DAY OF Feb 2007

Notary Public

Signature

PRESIDENT
Title

STANLEY TISCHLER
Commissioner of Deeds
City of New York • No. 4-3981
Certificate Filed in New York County
Commission Expires May 1, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
DIVISION OF MARKET REGULATION

MARCO POLO SECURITIES INC.

A Wholly-Owned Subsidiary of
Marco Polo Network Ltd.

Financial Statements
December 31, 2006

L.C. Forlenza CPA P.C.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT	F-2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	F-3
Statement of Income	F-4
Statement of Changes in Stockholders' Equity	F-5
Statement of Cash Flows	F-6
Notes to Financial Statements	F-7
INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION	F-8
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital Pursuant to Rule 15c3-1	F-9
Statement Pursuant to Rule 17a-5(d)(4)	F-10
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	F-10
Statement Pursuant to Exemptive Provision Under Rule 15c3-3	F-10

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York 10543

Tel: 914.835.4080
Fax: 914.835.4085

e-mail:louiseforlenza@aol.com

INDEPENDENT AUDITOR'S REPORT

February 6, 2007

To the Board of Directors
Marco Polo Securities Inc.
139 Centre Street 8th Floor
New York, NY 10013

I have audited the accompanying statement of financial condition of Marco Polo Securities Inc., a wholly-owned subsidiary of Marco Polo Network Ltd., as of December 31, 2006, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. I have also reviewed the Company's Anti-Money Laundering Procedures and Business Continuity Plan. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marco Polo Securities Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



L. C. FORLENZA CPA, P.C.

Marco Polo Securities Inc.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

ASSETS

Current Assets		
Cash		$ 35,528
Notes Receivables		121,000
Fixed Assets		
Computers	$ 4,717	
Accumulated Depreciation	2,868	1,849
TOTAL ASSETS		**$ 158,377**

LIABILITIES & STOCKHOLDERS' EQUITY

Accrued Liabilities	$ 4,000
TOTAL LIABILITIES	$ 4,000
EQUITY	
Common Stock	$ 80,704
Paid in Capital	125,404
	$ 206,108
Retained Earnings - January 1, 2006	$ (155,341)
Net Profit	103,610
Retained Earnings - December 31, 2006	$ (51,731)
TOTAL EQUITY	$ 154,377
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 158,377**

Marco Polo Securities Inc.
STATEMENT OF INCOME
January 1, 2006 through December 31, 2006

Revenues		
Fees	$	512,505
Total Revenues	$	512,505
Expenses		
Compensation and Related Salaries & Wages	$	297,546
Consulting/Corporate Finance		85,072
Meals, Entertainment & Travel		14,398
NASD Registrations		9,145
Accounting		4,031
Legal Fees		2,235
State and Local Taxes		969
Depreciation		793
Insurance		660
Other Expenses		45
Total Expenses	$	414,894
Net Income Before Interest Income	**$**	**97,611**
Plus: Interest Income		5,999
Net Income on the Twelve Month Period Ended December 31, 2006	**$**	**103,610**

Marco Polo Securities Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
As of December 31, 2006

	Retained Earnings	Common Stock	Preferred Stock	Additional Paid-in Capital	Total
Balance, January 1, 2006	$ (155,341)	$ 80,704	$ -	$ 125,404	$ 50,767
Cash Contributions				-	-
2006 Net Profit					103,610
Balance, December 31, 2006	**$ (155,341)**	**$ 80,704**	**$ -**	**$ 125,404**	**$ 154,377**

Marco Polo Securities Inc.
STATEMENT OF CASH FLOWS
January 1, 2006 through December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit	$ 103,610
Increase in Other Current Asset	(112,000)
Increase in Other Current Liabilities	500
Net cash provided by Operating Activities	$ (7,890)
CASH FLOWS FROM OPERATING ACTIVITIES	
Accumulated Depreciation	793
Net cash provided by Operating Activities	$ 793
Decrease in Cash	$ (7,097)
Cash at Beginning of the Year	42,625
Cash at End of the Year	**$ 35,528**

Marco Polo Securities Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Marco Polo Securities Inc. (the "Company"), is a wholly-owned subsidiary of Marco Polo Network Ltd. (the "Parent Company"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Income Tax Status

The Company, with the consent of its stockholder, has elected to be a C-corporation under the Internal Revenue Code.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased that are not held for sale in the normal course of business to be cash equivalents at the mark of market value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2: CAPITAL STRUCTURE

Common Stock

The common stock is valued at $80,704.

NOTE 3: NET CAPITAL REQUIREMENT

As of December 31, 2006, the Company's net capital was $31,529 compared with the minimum net capital requirement of $5,000. Under the rule, aggregate indebtedness may not exceed 1,500% of net capital. At December 31, 2006, the Company's ratio of aggregate indebtedness amounted to 13% of net capital.

NOTE 4: NOTES RECEIVABLES

We accepted a note from a client in lieu of payment of fees due for privately placing securities for a client. The note matures in May 2007, with a coupon of 16% payable monthly. The note is guaranteed by the principal of the business and his spouse.

NOTE 5: SUBSEQUENT EVENTS

Marco Polo Securities has applied to the NASD for permission to change its ownership structure under Rule 1017 from Marco Polo Network Ltd. to Marco Polo Network Inc. It is expected that it will receive approval from the regulators during March 2007. MPN Inc. has agreed to purchase MPS from MPN Ltd. for its cash position at the time of the transfer which is estimated to be about $30,000.00.

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York 10543

Tel: 914.835.4080
Fax: 914.835.4085
e-mail:louiseforlenza@aol.com

February 6, 2007

To the Board of Directors
Marco Polo Securities Inc.
139 Centre Street 8th Floor
New York, NY 10013

In planning and performing our audit of the financial statements and supplemental schedules of Marco Polo Securities Inc., a wholly-owned subsidiary of Marco Polo Network Ltd. for the period from January 1, 2006 to December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures related to those areas.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned policies. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



L. C. FORLENZA CPA, P.C.

Marco Polo Securities Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2006

NET CAPITAL:

Total Stockholders' Equity from the Statement of Financial Condition	$ 154,377
Additions / Deductions and or Changes	(122,849)
TOTAL NET CAPITAL	**$ 31,528**
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 26,528
Excess Net Capital at 1000%	$ 31,129

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities from the Statement of Financial Condition	$ 4,000
Ratio of Aggregate Indebtedness to Net Capital	**13 %**

Marco Polo Securities Inc.
STATEMENT PURSUANT TO RULE 17a-5 (d)(4)
December 31, 2006

Reconciliation with Company's computation (included in part IIA of form x-17 A-5 as of December 31, 2006)

Net Capital, a Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 31,529
Audit adjustments to Increase Accrued Liabilities	$ -
Net Capital Per Above	$ 31,529

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2006 to December 31, 2006 there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC rule 15c3-3 based upon Paragraph (k)(2)(i) of the Rule.

END